SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                   (Amendment No.            )*


                       Saks Holdings, Inc.
                 -------------------------------
                       (Name of Issuer)

             Common Stock, par value $0.01 per share
            -----------------------------------------
                  (Title of Class of Securities)

                            79377 R109
                      ---------------------
                          (CUSIP Number)

                      Brian J.  Martin, Esq.
                       c/o Proffitt's, Inc.
                      750 Lakeshore Parkway
                    Birmingham, Alabama 35211
              --------------------------------------
              (Name, Address and Telephone Number of
               Person Authorized to Receive Notice
                       and Communications)

                           July 4, 1998
                 -------------------------------
               (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ____.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                           SCHEDULE 13D

CUSIP No. 79377 R109                          Page 2 of     pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (ENTITIES ONLY)

     Proffitt's, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       A ___
                                                            B ___

3.   USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                          ____

6.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Tennessee

______________________

               7.   SOLE VOTING POWER
NUMBER OF
SHARES         8.   SHARED VOTING POWER
OWNED BY EACH            9,731,980
REPORTING
PERSON         9.   SOLE DISPOSITIVE POWER
WITH
               10.  SHARED DISPOSITIVE POWER
                         9,731,980
-----------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,731,980

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%

14.  TYPE OF REPORTING PERSON

     CO


Item 1.  Security and Issuer

     This statement relates to the common stock, par value $0.01 per share ("Saks Common Stock") of Saks Holdings, Inc., a Delaware corporation ("Saks"). The address of Saks' principal executive offices is:
                         Saks Holdings, Inc.
                         12 East 49th Street
                         New York, New York 10017

Item 2.  Identity and Background

     The name of the person filing this statement is Proffitt's, Inc., a Tennessee corporation ("Proffitt's"). Proffitt's operates department and specialty department stores. Its principal executive office and principal business address is:

                         Proffitt's, Inc.
                         750 Lakeshore Parkway
                         Birmingham, Alabama 35211

     During the last five years neither Proffitt's nor any of its executive officers and directors listed on Schedule A of this statement (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On July 4, 1998, Proffitt's, Fifth Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Proffitt's ("Sub"), and Saks executed an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger (the "Merger") of Sub with and into Saks, with the result that Saks will become a wholly-owned subsidiary of Proffitt's at the effective time of the Merger and all of the outstanding shares of Saks Common Stock will be converted into shares of Proffitt's common stock, $0.10 par value per share ("Proffitt's Common Stock"). Concurrently and in connection with the execution of the Merger Agreement, Proffitt's and certain stockholders of Saks listed on Schedule B to this Statement (the "Stockholders") executed the Stockholders' Agreement and the Registration Rights Agreement, each such Agreement being described in Item 6. The Stockholders' Agreement contains provisions relating to the Stockholders' voting of their shares of Saks Common Stock and the disposition of their Saks Common Stock. No consideration was paid by Proffitt's in connection with the Stockholders' Agreement other than execution of the Merger Agreement and the Registration Rights Agreement. No funds will be used.

Item 4.  Purpose of Transaction

     The purpose of the Stockholders' Agreement was to induce Proffitt's execution of the Merger Agreement and increase the likelihood of consummation of the Merger. Upon the closing of the Merger, Proffitt's will acquire ownership of all of the outstanding shares of Saks Common Stock. The Merger will result in the delisting of Saks Common Stock from the New York Stock Exchange.

     At the effective time of the Merger, the current Board of Directors of Saks will be replaced by a new Board of three members, each of whom is an executive officer of Proffitt's. Such persons are: R. Brad Martin, James A. Coggin and Brian J. Martin.

Item 5.  Interest in Securities of the Issue.

     A total of 9,731,980 shares of Saks Common Stock are subject to the Stockholders' Agreement, representing 15.2% of the outstanding shares of Saks Common Stock. Neither Proffitt's nor any of its executive officers or directors is the beneficial owner of any other shares of Saks Common Stock.

     Proffitt's may be deemed, as a result of the Stockholders' Agreement, to have the shared power to vote or direct the vote of 9,731,980 shares of Saks Common Stock, and the shared power to dispose of or to direct the disposition of 9,731,980 shares of Saks Common Stock.

     Schedule B sets forth the name, address, place of organization and number of shares of Saks Common Stock subject to the Stockholders' Agreement for each of the Stockholders. Each
Stockholder is a holding company for investments, except Chemical
Nominees (Guernsey) Ltd.,  which is a nominee owner.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     On July 4, 1998, Proffitt's, Sub and Saks executed the Merger Agreement. The Merger Agreement provides for the merger of Sub with and into Saks, and the conversion of each outstanding share of Saks Common Stock into .82 of a share of Proffitt's Common Stock. As a result of the Merger, Saks will become a wholly-owned subsidiary of Proffitt's.

     Concurrently and in connection with the execution of the Merger Agreement, Proffitt's and the Stockholders executed the Stockholders' Agreement. Pursuant to the Stockholders' Agreement, the Stockholders agreed, with respect to approval of the Merger Agreement or any other transaction or transaction agreements contemplated thereby, to vote in favor of the Merger. Also pursuant to the Stockholders' Agreement, the Stockholders agreed
(i) not to dispose of the shares of Saks Common Stock (or enter into any arrangement with respect to the disposition of their shares of Saks Common Stock) other than pursuant to the Merger, except to a person who agrees to take the shares subject to the Stockholders' Agreement, (ii) not to permit their officers, directors, employees advisers or representatives to initiate or solicit any competing offer for Saks, and (iii) agreed to notify Proffitt's of the receipt of any competing offer.

     The Stockholders' Agreement terminates upon the earliest of
(i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) March 31, 1999.
     Also concurrently and in connection with the execution of the Merger Agreement, Proffitt's and the Stockholders executed the Registration Rights Agreement. The Registration Rights Agreement gives the Stockholders the right, under certain conditions, to require Proffitt's (i) to register for sale under the Securities Act of 1933 (the "Act") the shares of Proffitt's Common Stock into which the shares of Saks Common Stock of the Stockholders are converted at the effective time of the Merger (the "Registrable Shares"), or (ii) to include the Registrable Shares in certain types of registration statements covering Proffitt's Common Stock or other common equity securities that may be initiated by Proffitt's.

Item 7.  Material to be Filed as Exhibits

     The following exhibits are incorporated in this statement by reference:

          1. Agreement and Plan of Merger dated July 4, 1998, among Proffitt's, Inc., Fifth Merger Corporation and Saks Holdings, Inc. (incorporated by reference to Exhibit 2 to Proffitt's Current Report on Form 8-K filed July 8,
          1998).

          2. Registration Rights Agreement dated July 4, 1998, among Proffitt's and the Stockholders (incorporated by reference to Exhibit 4.1 to Proffitt's Current Report on Form 8-K filed July 8, 1998).

          3.  Stockholders' Agreement dated July 4, 1998, among
          Proffitt's and the Stockholders (incorporated by reference to Exhibit 4.2 to Proffitt's Current Report on Form 8-K filed July 8, 1998).

Signature

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   PROFFITT'S, INC.


                                   By:  /s/ Brian J. Martin
                                        -----------------------
                                        Brian J.  Martin,
                                        Executive Vice President
                                        of Law and General
                                        Counsel

DATE:     July 13, 1998
          ----------------

                            SCHEDULE A

EXECUTIVE OFFICERS OF PROFFITT'S, INC.

     Name                               Title

     R. Brad Martin           Chairman of the Board of Directors
                              and Chief Executive Officer

     James A. Coggin          President and Chief Operating
                              Officer

     Robert M. Mosco          President and Chief Executive
                              Officer of Proffitt's Merchandising
                              Group

     Douglas E. Coltharp      Executive Vice President and Chief
                              Financial Officer

     Brian J. Martin          Executive Vice President of Law and
                              General Counsel

     Donald E. Wright         Senior Vice President of Finance and
                              Accounting


DIRECTORS OF PROFFITT'S, INC.

     Bernard E. Bernstein
     Stanton J. Bluestone
     John W. Burden, III
     Edmond D. Cicala
     Ronald de Waal
     Julius W. Erving
     Michael S. Gross
     Donald E. Hess
     G. David Hurd
     R. Brad Martin
     C. Warren Neel
     Marguerite W. Sallee
     Gerald Tsai, Jr.

                            SCHEDULE B

           Certain Stockholders of Saks Holdings, Inc.


                                                       Number of
                                  Place of          Shares of Saks
Name and Address                Organization(1)       Common Stock
----------------              ----------------      --------------

Saks Fifth Avenue Holdings II Ltd(2)                           1,657,899
Saks Fifth Avenue Investments II Ltd.(2)                       1,657,899
SFA Folio Limited(3)                                              40,207
SFA Label Limited(3)                                              40,207
SFA Collection Limited(3)                                         40,207
SFA Designer Limited3                                             40,207
Flair Limited(2)                                               3,124,914
Chemical Nominees (Guernsey) Ltd.(4)                             818,440
Saks Investments Limited(2)                                       24,000
Saks Equity Limited(2)                                            24,000
SFA Capital Limited(2)                                         2,250,000
Ballet Limited(3)                                                  1,400
Denary Limited(3)                                                  1,400
Gleam Limited(3)                                                   1,400
Highlands Limited(3)                                               1,400
Noble Limited(3)                                                   1,400
Outrigger Limited(3)                                               1,400
Quill Limited(3)                                                   1,400
Radial Limited(3)                                                  1,400
Shoreline Limited(3)                                               1,400
Zinnia Limited(3)                                                  1,400

(1)  Each Stockholder is organized under the laws of the Cayman
     Islands, except Chemical Nominees (Guernsey) Ltd. is organized under the laws of the Channel Islands.

(2)  The address of the Stockholder is P.O. Box 1111, Westwind
     Building, Grand Cayman, Cayman Islands, British West Indies.

(3)  The address of the Stockholder is P.O. Box 2197, Westwind
     Building, Grand Cayman, Cayman Islands, British West Indies.

(4)  The address of the Stockholder is P.O. Box 127, Chase House,
     Grenville Street, St. Helier, Jersey JE4 8KH, Channel Islands.